# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Seneca Bancorp, Inc., CIK 0002072421
CUSIP: 816945109
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 35 Oswego Street, Baldwinsville, New York (NY), 13027
Date of event which requires filing of this statement: 10/15/2025
Filed by CIK 0001807896
Persons authorized to receive notices and communications: Mark Zames, 212 Fayette Street, Manlius, New York (NY), 13104, (518) 618-8605

## Reporting persons
- Zames Mark (CIK 0001807896): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 165,023; shared voting power 0; sole dispositive power 165,023; shared dispositive power 0; aggregate amount beneficially owned 165,023 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: Seneca Bancorp, Inc.
Address of issuer's principal executive offices: 35 Oswego Street, Baldwinsville, New York (NY), 13027

## Item 2. Identity and Background
Name of person filing: Mark Zames
Residence or business address:
212 Fayette Street
Manlius, New York 13104
Present principal occupation or employment: Mr. Zames is a business consultant and investor.
Criminal convictions in the last five years: Mr. Zames has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: Mr. Zames has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Zames is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Common Stock were purchased with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The shares covered by this Schedule 13D are being held for investment purposes. Mr. Zames may, from time to time, acquire additional securities of the Issuer using personal funds through a broker and/or privately negotiated transactions or dispose of securities. Mr. Zames does not currently have specific plans or proposals for the Issuer but as a director of the Issuer will continue to evaluate plans or proposals for transactions if applicable such as the acquisition or disposition of securities of the Issuer, mergers or acquisitions relating to the Issuer or its subsidiaries, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business, changes in the Issuer's Articles of Incorporation or Bylaws or other similar related transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Zames beneficially owns, in the aggregate, 165,023 shares of the Issuer's Common Stock (including 2,789 shares that can be acquired pursuant to stock options within 60 days of October 15, 2025), representing 9.2% of the 1,792,992 shares of the Common Stock deemed outstanding for such purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Zames has sole voting and dispositive power with respect to 165,023 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days:
The following transactions occurred in the last 60 days:
10/15/2025
Purchase - Direct
25,000 shares
$10.00 per share
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Mr. Zames is the Chairman of the Board of Directors of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Zames Mark: /s/ Mark Zames, Mark Zames (10/20/2025)